SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July 06, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	July 6, 2007

TAM is authorized to fly to Frankfurt and Madrid

The company hopes to start new routes this year and expand its international network

São Paulo, July 6, 2007 – TAM (Bovespa: TAMM4 and NYSE: TAM) received official authorization from the Brazilian Civil Aviation Authority (ANAC - Agência Nacional de Aviação Civil) to begin three weekly flights to Frankfurt (Germany) and seven to Madrid (Spain). The company will start these flights by the end of the year. TAM is already making all necessary provisions for these flights.

As a part of its international sector policy, TAM has been establishing strategic partnerships for the destinations in which it operates. For Germany, the company signed a Memorandum of Understanding with Lufthansa two months ago to implement codesharing on national and international routes. "TAM and Lufthansa have signed an alliance agreement, under which the two companies will commence codesharing, acting jointly at the Guarulhos and Frankfurt airports, and will integrate their respective loyalty programs", said Paulo Castello Branco, Vice-President for Planning and Alliances for TAM.

At the Memorandum signing with Lufthansa on May 21 in Brazil, Götz Ahmelmann, Lufthansa's Vice-President for Alliances, Strategy and Subsidiaries, said: "We are happy to have found in TAM a professional and trustworthy partner in the growing Brazilian market". Jens Bischof, Lufthansa's Vice-President for the Americas, highlighted the quality and credibility of the two companies, "Our clients are going to benefit from this cooperation very soon".

During the past months, TAM has signed Memoranda of Understanding to establish partnerships with the Portuguese airline TAP, LAN in South America and United Airlines in the U.S., as well as Lufthansa in Germany.

TAM has been increasing its market share on international routes. It ended May with a 72.4% share among the Brazilian companies that operate internationally. In Europe, it already has direct flights to Paris (three flights per day, two from São Paulo and one from Rio de Janeiro); London (one flight per day) and Milan (one flight per day). In the United States it flies to Miami (three flights per day, two from São Paulo and one from Manaus) and New York (two flights per day). It also serves various destinations within South America: Buenos Aires and Cordoba (Argentina), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Santa Cruz de la Sierra and Cochabamba (Bolivia). In September it will start daily operations to Caracas (Venezuela) and in October to Montevideo (Uruguay).

Fleet – For international sector operations, TAM announced last month that it would increase its fleet with the purchase of 22 A350 XWB (Xtra Wide Body) Airbuses, with options for 10 more to be delivered between 2013 and 2018. In addition, the company confirmed receipt of another two A330s in 2010 and another two in 2011. Previously the company had announced a contract for four Boeing 777-300ERs, bringing the total of these aircraft, which will be delivered starting next year, to eight. With this, TAM will close 2007 with 18 large aircraft for its long-distance routes and, by 2010, there will be 26 aircraft exclusively for international flights.

Investor Relations Contact:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and closed May 2007 with a 49.7% domestic market share and a 72.4% international market share. The company operates flights to 49 destinations throughout Brazil. It serves 76 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.0 million subscribers and has awarded 4.3 million tickets in exchange for points.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 06, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.